Exhibit 12.1

Exelon Generation Company

Ratio of Earnings to Fixed Charges

(Amounts in million of dollars)

		Years Ended December 31,
		1999	2000	2001	2002	2003
Pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees		329	420	839	604	(420)

Plus:	Amortization of capitalized interest	—	—	—	—	—
	minority interest in consolidated subsidiaries and (income) or loss from equity investees	—	(4)	(90)	(84)	(45)

Less:	Interest capitalized	6	2	17	24	15
	Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Pre-tax income from continuing operations after adjustment for minority interest in consolidated subsidiaries and income or loss from equity investees and capitalized interest or AFUDC		323	414	732	496	(480)

Fixed charges:

Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness		18	43	132	99	103
Interest component of rental expense		6	6	10	8	8
Preference security dividend requirements of consolidated subsidiaries		—	—	—	—	—

Total fixed charges		24	49	142	107	111

Pre-tax income from continuing operation after adjustment for income or loss from equity investees plus fixed charges(a)		347	463	874	603	(369)
Ratio of earnings to fixed charges		14.46	9.45	6.15	5.63	N/A

(a)	We would have had to generate additional earnings of $591 million for the year ended December 31, 2003 to achieve an earnings to fixed charges ratio of 1:1.